Exhibit 99.1

4Front Announces Third Quarter 2020 Results and Business Update

  Q3 Systemwide Pro Forma Revenue increased 18% quarter-over-quarter to $22.3 million, 170% year-over-year – Company became cash flow positive from operations in August
  Company sale leaseback transaction with Innovative Industrial Properties scheduled to close within two weeks. As a result of close, together with proceeds from the recently closed bought deal financing, the Company will have $16 million of cash and $43 million in long-term debt
  Company is in the process of acquiring acreage to construct up to 210,000 square feet of flowering canopy and supporting manufacturing facility in Cook County, Illinois to exponentially increase capacity in state
  Initial guidance for 2021 with Systemwide Pro Forma Revenue of $170-180 million and Adjusted EBITDA of $40-50 million
  The Company's existing projects at maturity represent a long-term revenue and EBITDA opportunity upwards of $650 million and $250 million

PHOENIX, Nov. 30, 2020 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") today announced its financial results for the third quarter of 2020. All financial information is presented in U.S. dollars unless otherwise indicated.

Third Quarter 2020 Financial Results Highlights

  Systemwide Pro Forma Revenue for the third quarter 2020 increased 18% quarter-over-quarter to $22.3 million
  IFRS Sales for the third quarter of 2020 increased by 25% quarter-over-quarter to $12.4 million
  Adjusted EBITDA for the third quarter was $3.7 million

Business Updates and Developments

Q3 2020 Systemwide Pro Forma Revenue increased 18% quarter over quarter to $22.3 million.  Robust revenue trends continued across the portfolio led by the launch of recreational sales in Massachusetts in the quarter and the re-opening of Mission South Chicago in late July.  Washington state experienced record sales in the quarter while increasing prices.  The Company achieved positive operating cash flow beginning in the month of August 2020 and is poised to show significant operating leverage in 2021.

Strong balance sheet supports continued growth in 2020 through 2021.  As of September 30, 2020, 4Front's balance sheet had cash and equivalents of $8.5 million with total debt of $76.5 million (excluding in-the-money convertible debt of $5.8 million). On November 23, 2020, the Company closed an oversubscribed bought deal led by Beacon Securities for US$13.2 million.  The Company also announced it entered into definitive purchase and sale agreements with an affiliate of Innovative Industrial Properties, Inc., providing for the sale and leaseback of 4Front's cultivation and production facilities in Tumwater, Washington and Georgetown, Massachusetts. The all-cash sale price of $30 million is on-track to close by mid-December and will be used by the Company to pay down the outstanding senior secured debt obligation to affiliates of Gotham Green Partners. As of November 30, 2020, pro forma for the close of the pending sale-leaseback transaction and including proceeds from the recently closed bought deal financing, the Company will have approximately $16 million of cash and $43 million of long-term debt due May 2024.

Company is finalizing plans to exponentially expand its cultivation and manufacturing presence in Illinois.  The Company has one of 20 cultivation licenses in Illinois that allows for 210,000 square feet of flowering canopy and is currently acquiring acreage for construction of a cultivation facility and state of the art manufacturing facility, adding significant blue sky to its already established presence in Illinois

Final stages in construction of 185,000 square foot manufacturing facility in Commerce, California underway with completion scheduled for Q2 2021.  The Company's fully funded state of the art 185,000 square foot manufacturing only facility in Commerce, California is nearing completion and should be ready to serve the $3 billion California cannabis market in Q2 2021. The project is on target to be completed in April 2021 with the Company planning for the first of its full line of edibles, tinctures and vape products to be on California retail shelves by May 2021.

Cultivation facility expansion completed in Illinois. Massachusetts facility retrofitting enters final phased approach.   The Company's expansion at its Elk Grove, Illinois cultivation facility, which will increase the flowering canopy from 3,000 to 9,072 square feet, is substantially completed on time and under budget. The retrofitting of the Company's Georgetown facility is complete and ready for the phased installation of LED lights, which are expected to increase yields by 35 - 50%.  In the quarter, weighted average annualized yields from flowering canopy across the portfolio was 319 grams per square foot.

Q4 opening of second Illinois retail location in Calumet City remains on schedule. Construction of the dispensary is substantially completed as the Company is set to open its second Illinois retail location in Calumet City (approximately one mile from the Indiana border) in December 2020.  Final inspection is scheduled for December 8 with a Grand Opening currently anticipated on December 15, 2020.

Initial guidance for 2021 with Systemwide Pro Forma Revenue of $170-180 million and Adjusted EBITDA of $40-50 million.  This guidance is fully funded and contemplates only current operations including December opening of the Calumet City retail location plus the opening of a Brookline, Massachusetts dispensary and the Commerce production facility in May 2021.  This guidance includes facilities scheduled to open in 2021.  If such openings are delayed due to Covid-19, guidance could be negatively affected.

Management Commentary

Leo Gontmakher, CEO of 4Front, said, "We are incredibly pleased with our third quarter 2020 results that reflect the Company's laser focus on execution.  We have big plans for our platform, but it all starts with operational excellence and delivering to shareholders what we say we are going to deliver.  While we have much more to accomplish, the hard work of our team has set the table for what I expect to be an exciting year for our company in 2021. With 4Front's constant operational improvements and an expected strong year for the cannabis industry overall, we are pleased to provide Covid-qualified initial 2021 guidance of $170-$180 million in Pro Forma Systemwide Revenue and $40-$50 million in Adjusted EBITDA, with the longer-term opportunity in our current geographical footprint upwards of $650 million in revenue and $250 million in EBITDA.

Mr. Gontmakher added, "In addition to the strong fundamentals across our legacy markets, plus an encouraging regulatory environment, we are excited to announce the timing of our entry into California and will soon provide details about our aggressive expansion plans in Illinois, projected to be a multi-billion, medical and adult-use market.

"In summary," said Gontmakher, "achieving robust expansion and sustained profitability through our low-cost production model has proven to be both replicable and scalable across key US cannabis markets positioning 4Front as a major MSO player. With the completion of our bought deal financing, as well as the sale-leaseback transaction, 4Front will end the year with a strong balance sheet providing the financial stability to expand the business in our key target states."

(Please see Note Regarding Non-IFRS Measures, Reconciliation, and Discussion below.) (*Please see the Financial Statement section below, and the Company's Third Quarter 2020 Unaudited Condensed Consolidated Financial Statements and Management Discussion and Analysis ("MD&A"), available under the Company's SEDAR profile, for more information.)

Additional Details

As of the date of the MD&A, there were the equivalent of 534,177,375 Class A Subordinate Voting Shares outstanding when calculated as if all share classes were converted to Subordinate Voting Shares. For further details regarding 4Front's share structure, please see its profile at www.thecse.com.

Conference Call

The Company will also host a conference call and webcast on Monday, November 30, 2020 at 5:00 p.m. ET to review its operational and financial results and provide an update on current business trends.

To join the call, dial 1-877-407-0792 toll free from the United States or Canada or 1-201-689-8263 if dialing from outside those countries. The webcast can be accessed at this link.

The call will be available for replay until Monday, December 7, 2020. To access the telephone replay, dial 1-844-512-2921 toll free from the United States and Canada, or 1-412-317-6671 if dialing from outside those countries, and use this replay pin number: 13712867.

Financial Statements

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019, have been prepared in accordance with IAS 34 – Interim Financial Reporting. These statements have not been reviewed by an auditor.

4FRONT VENTURES CORP.
Formerly 4Front Holdings, LLC
Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2020 and December 31, 2019 (unaudited)
Amounts expressed in thousands United States dollars unless otherwise stated

	September 30,	December 31,
	2020	2019
ASSETS
Current assets:
Cash	$ 8,499	$ 5,789
Accounts receivable	677	677
Other receivables	-	325
Lease receivables	11,626	9,556
Inventory	15,666	9,138
Biological assets	2,233	2,187
Notes receivable	4,138	1,871
Prepaid expenses	1,668	2,198
Total current assets	44,507	31,741

Restricted cash	-	2,352
Property and equipment, net	45,565	41,822
Notes receivable	414	1,049
Lease receivables	22,186	23,944
Intangible assets	39,197	41,442
Goodwill	28,854	33,988
Right-of-use assets	25,286	20,476
Investments	759	759
Deposits	3,135	6,346
TOTAL ASSETS	$ 209,903	$ 203,919

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$ 5,304	$ 8,138
Taxes payable	7,332	1,609
Lease liability	1,499	972
Contingent consideraton payable	2,100	750
Notes payable and accrued interest	8,026	7,382
Total current liabilities	24,261	18,851

Convertible notes	43,279	35,607
Notes payable and accrued interest	45,027	44,289
Long term notes payable	1,857	1,903
Long term accounts payable	1,600	1,600
Contingent consideration payable	3,122	4,714
Deferred tax liability	2,134	-
Lease liability	25,391	20,976
TOTAL LIABILITIES	146,671	127,940

Equity (Deficiency)
Equity attributable to 4Front Ventures Corp.	240,268	252,656
Reserves	35,374	25,618
Deficit	(212,410)	(202,090)
Non-controlling interest	-	(205)
TOTAL EQUITY (DEFICIENCY)	63,232	75,979
TOTAL LIABILITIES AND EQUITY (DEFICIENCY)	$ 209,903	$ 203,919

4FRONT VENTURES CORP.
Formerly 4Front Holdings, LLC
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
For The Three and Nine Months Ended September 30, 2020 and 2019 (unaudited)
Amounts expressed in thousands United States dollars unless otherwise stated

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

REVENUE	$ 12,410	$ 3,805	$ 32,132	$ 8,410

Cost of goods sold, sale of grown and manufactured products	(3,696)	(1,308)	(11,545)	(3,657)
Cost of goods sold, sale of purchased products	(2,365)	(1,519)	(7,211)	(2,195)
Gross profit before fair value adjustments	6,349	978	13,376	2,558

Realized fair value included in inventory sold	(457)	(256)	(1,030)	(368)
Unrealized fair value gain on biological assets	1,482	25	3,335	520
Gross profit	7,374	747	15,681	2,710

Real estate income	2,883	1,676	8,514	1,676

OPERATING EXPENSES
Selling and marketing expenses	4,158	4,493	15,975	7,699
General and administrative expenses	3,808	3,980	11,904	13,257
Depreciation and amortization	917	1,824	3,077	2,530
Equity based compensation	1,517	3,491	3,792	4,200
Total operating expenses	10,400	13,788	34,748	27,686
Loss from operations	(143)	(11,365)	(10,553)	(23,300)

Other income (expense)
Interest income	7	15	71	15
Interest expense	(5,794)	(2,728)	(12,747)	(3,851)
Accretion	274	-	605	-
Gain on sale of subsidiaries	4,729	-	15,940	-
Gain on restructuring of notes receivable	-	-	281	-
Change in fair value of derivative liability	-	3,035	-	3,035
Loss on investment	(518)	-	(518)	-
Other income	-	-	2,456	2,500
Foreign exchange gain (loss)	8	56	(10)	56
Total other income (expense)	(1,294)	378	6,078	1,755

Net loss before income taxes	(1,437)	(10,987)	(4,475)	(21,545)
Income tax (expense) benefit	(2,504)	12	(5,427)	(440)
Net loss from continuing operations	(3,941)	(10,975)	(9,902)	(21,985)

Net income (loss) from discontinued operations, net of taxes	32	(274)	(467)	(1,224)

Net loss	(3,909)	(11,249)	(10,369)	(23,209)
Net income (loss) attributable to non-controlling interest	37	(6)	(49)	(116)

Net loss attributable to shareholders	$ (3,946)	$ (11,243)	$ (10,320)	$ (23,093)

Basic and Diluted Loss Per Share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.06)
Weighted Average Number of Shares Outstanding, Basic and Diluted	503,793,796	466,668,216	517,323,350	382,932,216

Note Regarding Non-IFRS Measures, Reconciliation, and Discussion

In this press release, 4Front refers to certain non-IFRS financial measures such as Systemwide Pro Forma Revenue, Adjusted EBITDA These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. 4Front defines Systemwide Pro Forma Revenue as total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue) but does not consolidate the financial results of per IFRS 10 – Consolidated Financial Statements. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business.

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to acquisition and financing related costs, excluding fair value adjustments for biological assets. 4Front considers these measures to be an important indicator of the financial strength and performance of our business.

About 4Front Ventures Corp.
4Front (CSE: FFNT) (OTCQX: FFNTF) is a national multi-state cannabis operator and retailer, with a market advantage in mass-produced, low-cost quality branded cannabis products. 4Front manufactures and distributes a portfolio of over 25 cannabis brands including Marmas, Crystal Clear, Funky Monkey, Pebbles, and the Pure Ratios wellness collection, distributed through retail outlets and their chain of strategically positioned Mission branded dispensaries.

Headquartered in Phoenix, Arizona, 4Front has operations in Illinois, Massachusetts, California, Michigan and Washington state. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the entire cannabis value chain. For more information, visit 4Front's website www.4frontventures.com.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, statements regarding when or if transactions will close or if/when required conditions to closing are attained, the impact of the transactions on the business of 4Front and other statements regarding future developments of the business. The closing of the transactions described in this news release is subject to customary conditions and there can be no guarantee that such transactions will close.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on satisfying closing conditions, [obtaining regulatory approvals]; and engagement in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: 4Front Investor Contacts, Andrew Thut, Chief Investment Officer, IR@4frontventures.com602-633-3067; Phil Carlson / Elizabeth Barker, 4FrontIR@kcsa.com212-896-1233 / 212-896-1203; 4Front, Media Contacts, Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com212-896-1265 / 212-896-1206

CO: 4Front

CNW 16:05e 30-NOV-20